Exhibit 19.1
MIMEDX GROUP, INC. INSIDER TRADING POLICY

Policy Statement

This Insider Trading Policy (the “Policy”) provides guidelines with respect to transactions in the securities of MiMedx Group, Inc. (the “Company”) and the handling of confidential information about the Company and the companies with which the Company does business. The Company has adopted this Policy to promote compliance with federal, state and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) trading in securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.

Policy Scope

This Policy applies to all officers of the Company and its subsidiaries, all members of the Company’s Board of Directors, and all employees of the Company and its subsidiaries. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information. This Policy also applies to family members, other members of a person’s household, and entities controlled or influenced by a person covered by this Policy, as described below. This Policy applies to transactions in the Company’s securities (collectively referred to in this Policy as “Company Securities”), including the Company’s common stock, options to purchase common stock, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s Securities. This Policy applies to Company Securities regardless of whether they are held in a brokerage account, an IRA, 401(k) or similar account, or otherwise.

Procedure

Administration of the Policy

The General Counsel or his or her delegate shall serve as the Insider Trading Compliance Officer who shall be responsible for administration of this Policy. The Insider Trading Compliance Officer shall take reasonable steps to confirm that this Policy is being followed and ensure this Policy is updated as needed. All determinations and interpretations by the Insider Trading Compliance Officer shall be final and not subject to further review; provided, however, the Board of Directors of the Company shall have the power (but not the obligation) to ask the Insider Trading Compliance Officer in executive session meetings to review the trading activity of Executive Officers and directors of the Company.

Procedures for Trading

The Company has established the following procedures in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety. These procedures are applicable only to those individuals described below. Appendix A and Appendix B attached hereto may be amended from time to time in the discretion of the Insider Trading Compliance Officer.

Level 1 – All Employees and Directors. It is the policy of the Company that no director, officer or other employee of the Company (or any other person designated by this Policy or by the Insider Trading Compliance Officer as subject to this Policy) who is aware of material nonpublic information relating to the Company may, directly, or indirectly through family members or other persons or entities:

1.Engage in transactions in Company Securities (as defined below), except as otherwise specified in this Policy under the headings “Transactions Under Company Plans,” “Transactions Not Involving a Purchase or Sale” and “Rule 10b5-1 Plans;”

2.Recommend the purchase or sale of any Company Securities;

3.Disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or

4.Assist anyone engaged in the above activities.

5.In addition, it is the policy of the Company that no director, officer or other employee of the Company (or any other person designated as subject to this Policy) who, in the course of working for the Company, learns of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company’s securities until the information becomes public or is no longer material.

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy.

Level II – Persons With Routine Access to Material Non-Public Information - Trading Windows. The persons identified on Appendix A, as well as their Family Members (as defined below) or Controlled Entities (as defined below), may generally conduct transactions in Company Securities during a “Window Period.” A Window Period is defined as: the second full trading day following the public release of the Company’s annual or quarterly results and ending at the close of the trading day that is four trading days prior to the end of the last month of the fiscal quarter. However, it should be noted that if such persons are in possession of material nonpublic information during a Window Period, they may not conduct transactions in Company Securities even in the Window Period. Under certain very limited circumstances, a person subject to this restriction may be permitted to trade outside of the Window Period, but only if the Insider Trading Compliance Officer concludes that the person does not in fact possess material nonpublic information. Persons wishing to trade outside of a Window Period must contact the Insider Trading Compliance Officer for approval at least two business days in advance of any proposed transaction involving Company Securities. The consummation of such transaction must be effected within forty-eight hours after receipt of approval and immediately reported to the Insider Trading Compliance Officer.

Level III- Persons with Frequent or Intermittent Access to Material Non-Public Information - Pre-Clearance Procedures. In addition to being subject to the Window Periods, the individuals identified on Appendix B, as well as the Family Members, Controlled Entities of such individuals, and persons and entities over which such individuals have influence or control, may not engage in any transaction in

Company Securities at any time (including during a Window Period) without first obtaining pre-clearance of the transaction from the Insider Trading Compliance Officer (including during a scheduled open Trading Window). When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company, and should describe fully those circumstances to the Insider Trading Compliance Officer. A request for pre-clearance must be submitted to the Insider Trading Compliance Officer at least two business days in advance of the proposed transaction. The consummation of such transaction must be effected within forty-eight hours after receipt of approval and immediately reported to the Insider Trading Compliance Officer. The Insider Trading Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company Securities, and should not inform any other person of the restriction.

Special Consideration for Section 16 Officers and Directors. Executive Officers and directors of the Company are reminded that: (a) they are generally required to report any change in their beneficial ownership of the Company's securities to the SEC within two (2) business days after that change occurs, (b) they may not engage in any sale of the Company's common stock within six months before or after they have purchased any common stock or other equity security of the Company in the open market (or conversely any open market purchase within six months before or after any sale), and (c) they are required to effect any sale of the Company's common stock in accordance with Rule 144 under the Securities Act of 1933. The Company is available to assist in filing Section 16 reporting, however, the obligation to comply with Section 16 is personal. Please direct any inquiries concerning compliance to the Insider Trading Compliance Officer. The requestor should indicate whether he or she has effected any non-exempt “opposite-way” transactions within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if necessary, at the time of any sale.

Event-Specific Trading Restriction Periods. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the persons designated by the Insider Trading Compliance Officer may not trade Company Securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Insider Trading Compliance Officer, designated persons should refrain from trading in Company Securities even during a time that is normally a Window Period. In that situation, the Insider Trading Compliance Officer may notify these persons that they should not trade in the Company’s Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of such a period will not be announced to the Company as a whole, and should not be communicated to any other person. Even if the Insider Trading Compliance Officer has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information. Exceptions will not be granted during an event-specific trading restriction period.

Exceptions. The quarterly trading restrictions and event-driven trading restrictions do not apply to those transactions to which this Policy does not apply, as described below under the headings “Transactions Under Company Plans” and “Transactions Not Involving a Purchase or Sale.” Further, the requirement for pre-clearance, the quarterly trading restrictions and event-driven trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 plans, described under the heading “Rule 10b5-1 Plans.”

Definition of Material Nonpublic Information

Material Information. Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily may be regarded as material are:

•Revenue or earnings guidance or a change to announced guidance;
•A pending or proposed merger, acquisition or tender offer;
•The establishment or discontinuance of a repurchase program for Company Securities;
•A material change in the Company’s pricing or cost structure;
•Major research or technology developments;
•Significant clinical trial information or results;
•Development of a significant new product;
•Pending or threatened significant litigation, or the resolution of such litigation;
•The gain or loss of a significant customer or supplier.

When Information is Considered Public. The Company generally keeps the public informed by filing periodic reports with the SEC, and through the distribution of prospectuses, proxy statements and annual reports to shareholders. In addition, the Company from time to time makes announcements to the public, at appropriate times, regarding material developments concerning its operations. Typically, such announcements are made by press release and/or public disclosure documents filed with the SEC in order to ensure the availability of such information to all members of the investing community on an equal basis. Information should be considered nonpublic until it has been distributed to the general public as described above and a reasonable time has passed. Generally, one should allow one full trading day following publication as a reasonable waiting period before such information is deemed to be public. Therefore, if an announcement is made before the commencement of trading on a Monday, an employee may trade in Company Securities starting on Tuesday of that week, because one full trading day would have elapsed by then (all of Monday). If the announcement is made on Monday after trading begins, employees may not trade in Company Securities until Wednesday. If the announcement is made on Friday after trading begins, employees may not trade in Company Securities until Tuesday of the following week.

Transactions by Family Members and Entities you Influence or Control

This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively referred to as “Family Members”). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members. This Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts

(collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

Transactions Under Company Plans

This Policy does not apply in the case of the following transactions, except as specifically noted. However, Section 16 officers and directors may still have reporting obligations and must immediately report any such transaction to the Insider Trading Compliance Officer following consummation.

Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. (“Exercise and hold”) This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option. (“Exercise and sell” or “sell all”)

Restricted Stock and Restricted Stock Unit Awards. This Policy does not apply to the sale of a number of shares sufficient to pay applicable withholding taxes upon the vesting of Company awards of restricted stock or restricted stock units. Such sales may occur upon the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or elect to have the broker which acts as the Company’s stock plan administrator sell such shares on your behalf. This exception is limited to only the number of shares estimated by the Company as necessary to pay applicable withholding taxes and does not permit any market sale of restricted stock except as otherwise in compliance with this Policy.

Transactions Not Involving a Purchase or Sale

Bona fide gifts of securities are not transactions subject to this Policy, though any Section 16 officer or director must immediately notify the Insider Trading Compliance Officer upon consummation of any gift of Company Securities. Further, transactions in broadly diversified mutual funds that are invested in Company Securities are not transactions subject to this Policy.

Special and Prohibited Transactions

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. It therefore is the Company’s policy that any persons covered by this Policy may not engage in any of the following transactions, or should otherwise consider the Company’s preferences as described below:

Short Sales. Short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. For these reasons, short sales of Company Securities are prohibited. In addition, Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales. (Short sales arising from certain types of hedging transactions are governed by the paragraph below captioned “Hedging Transactions.”)

Publicly-Traded Options. Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a director, officer or employee is trading based on material nonpublic information and focus a director’s, officer’s or other employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. (Option positions arising from certain types of hedging transactions are governed by the next paragraph below.)

Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a director, officer or employee to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, directors, officers and employees are prohibited from engaging in such transactions.

Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, directors, officers and other employees are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan. (Pledges of Company Securities arising from certain types of hedging transactions are governed by the paragraph above captioned “Hedging Transactions.”)

Notwithstanding the above, in certain very limited circumstances, the Insider Trading Compliance Officer, in his or her sole discretion, may grant exceptions to the Special and Prohibited Transactions identified above. Any person wishing to request an exemption must request a preclearance of the arrangement at least two weeks prior to the proposed execution of documents evidencing the proposed transaction and must set forth a justification for the proposed transaction.

Rule 10b5-1 Plans

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions. To comply with the Policy, a Rule 10b5-1 Plan must (1) be entered into only during a Window Period and when the person entering into the plan is not aware of material nonpublic information; (2) the Rule 10b5-1 Plan shall permit trades only pursuant to specific instructions or formulae determined in advance with regard to amount, price, and date of transactions, and insiders may not exercise any influence over or authorize his or her broker discretion to execute MiMedx stock transactions, and (3) be approved by the Insider Trading Compliance Officer.

Any Rule 10b5-1 Plan must be submitted for approval at least one week prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required though all Section 16 officers and directors must immediately report the consummation of any transactions to the Insider Trading Compliance Officer. Any modifications or amendments to a written plan or arrangement that has been approved by the Insider Trading Compliance Officer must receive approval of the Insider Trading Compliance Officer before any further transactions may be affected pursuant to the written arrangement. No such plan or arrangement may be established or modified at a time when there is material information regarding the Company that has not been publicly disclosed.

Special Requirements for Section 16 Officers and Directors

Rule 144. Directors and Section 16 Officers are considered “affiliates” of the Company and must effect any trade in Company securities in accordance with Rule 144 or otherwise with the express approval of the General Counsel.

Directors and Section 16 Officers are also reminded of their obligations under Section 16, including their obligation to timely file reports regarding their ownership, and changes in ownership, of Company securities, and their potential for disgorgement of “short-swing” profits from trading in Company securities.

Ownership Reports. Under Section 16(a), each director and Section 16 officer must file with the SEC an initial report on Form 3 within 10 days of becoming a director or Section 16 officer, disclosing all equity securities of the Company beneficially owned on the date of becoming a director or Section 16 officer. Even if no securities were owned on that date, the director or Section 16 officer must file a Form 3. Any subsequent change in beneficial ownership by the director or Section 16 officer must, unless exempt from reporting or eligible for deferred reporting, be reported on a Form 4 filed within two business days. Some transactions, most notably gifts, are not required to be reported on Form 4, but instead may be reported on Form 5, which is due 45 days after the end of the Company's fiscal year. A director or Section 16 officer must also file a Form 5 to report any transaction that should have been reported during the fiscal year but was not. If a director or Section 16 officer did not engage in any transaction during the fiscal year that must be reported on Form 5, then the director or Section 16 officer need not file a Form 5. All Section 16 reports are filed with the SEC electronically and become publicly available immediately.

A director or Section 16 officer must report ownership of and transactions in any securities that he or she “beneficially owns.” A director or Section 16 officer is deemed to beneficially own any security from which the director or Section 16 officer can derive a direct or indirect pecuniary benefit, other than in certain limited contexts (i.e., where the director or Section 16 officer is a beneficiary of a trust and has no influence over the trustee’s investment decisions). A director or Section 16 officer is considered the direct beneficial owner of all securities held in the director or Section 16 officer’s own name or held jointly with others. A director or Section 16 officer is considered the indirect beneficial owner of any securities from which the director or Section 16 officer obtains benefits substantially equivalent to those of ownership. Thus, equity securities of the Company beneficially owned through partnerships, corporations, trusts, estates and family members may be beneficially owned by the director or Section 16 officer and therefore subject to reporting. Absent countervailing facts, a director or Section 16 officer is presumed to be the beneficial owner of securities held by his or her spouse and family members sharing his or her home. A director or Section 16 officer is free, however, to disclaim beneficial ownership of these or any other securities being reported if there is a reasonable basis for doing so.

Disgorgement of Profits on Short-Swing Transactions. Under Section 16(b), any profit realized by a director or Section 16 officer on a “short-swing” transaction (i.e., a non-exempt purchase and sale, or sale and purchase, of the Company’s equity securities within a period of less than six months) must be disgorged to the Company upon demand by the Company or a stockholder acting on the Company’s behalf. If, for example, a director or Section 16 officer were to purchase 1,000 shares of common stock for $20 per share, and then, less than six months later, sell 1,000 shares of common stock for $25 per share, the profit of $5,000 (1,000 shares times $5) would be recoverable by the Company. By law, the Company cannot waive or release any claim it may have under Section 16(b), or enter into an enforceable agreement to provide indemnification for amounts recovered under Section 16(b). Any security holder of the Company may bring an action against a director or Section 16 officer under Section 16(b) if the Company fails to pursue recovery itself.

Post-Termination Transactions

This Policy continues to apply to transactions in Company Securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material. The pre-clearance procedures specified under the heading “Procedures for Trading” above, however, will cease to apply to transactions in Company Securities upon the expiration of any Company-imposed trading restrictions applicable at the time of the termination of service.

Individual Responsibility and Consequences of Violations

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and not to engage in transactions in Company Securities while in possession of material nonpublic information. Each individual is responsible for making sure that he or she complies with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy, as discussed above, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Insider Trading Compliance Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the Company’s Securities, is prohibited by the federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities as well as the laws of foreign jurisdictions. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

Company Assistance

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Insider Trading Compliance Officer.

Revised January 6, 2025

Appendix A

Persons subject to Trading Windows

Vice Presidents and Above

Financial and accounting personnel

Designated sales operations and IT personnel

Legal department personnel

Appendix B

Persons subject to Pre-clearance Procedures

Members of the Board of Directors

Section 16 Officers

Any executive employee who directly reports to the CEO or CFO, or to the Board of Directors or a Committee thereof

Any administrative assistants who work directly for any executive employee reporting directly to the CEO or CFO

Designated clinical, research and development, and regulatory personnel